Room 4561

February 9, 2007

Mr. Charles Liang
President and Chief Executive Officer
Super Micro Computer, Inc.
980 Rock Avenue
San Jose, California 95131

Re: Super Micro Computer, Inc.
          Amendment No. 2 to Registration Statement on Form S-1 filed January 18, 2007
          File No. 333-138370

Dear Mr. Liang:

        We have reviewed your amended filing and response letter dated January 18, 2007 and have the following comments.

Amendment No. 2 to Registration Statement on Form S-1

1.   We note that you have filed your agreement with Ablecom as an exhibit to your registration statement and recently submitted a request for confidential treatment for certain portions of such exhibit. We will provide comments on your application under separate cover. As you know, confidential treatment requests must be resolved prior to the effectiveness of your registration statement.

2.   We note your revised disclosure in response to comment 1 of our letter dated January 4, 2007. Your revised statement indicated that you believe your sources of information are reliable but have not independently verified such third-party information appears to suggest that you also have not made a determination that the information being presented is reasonable. As noted in our prior comment, please revise your disclosure so as to remove any implication that you lack a reasonable basis to believe the accuracy and completeness of the information presented. Your current statement regarding the reliability of the information appears to only assess qualitatively the source of the information as opposed to the information itself. Please either indicate your assessment of the reasonableness and completeness of the information presented or revise any statement that appears to limit your responsibility with respect to such information. Since your business operates in the industry you are characterizing by use of such third-party information, you should have a basis upon which to determine whether such information fairly and reasonably characterizes your industry.

3.   We note the consent from IDC you have provided to us on a supplemental basis pursuant to comment 4 of our letter dated January 4, 2007. Please file such consent as an exhibit to your registration statement.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jason Niethamer at (202) 551-3855 or Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Facsimile
        Peter M. Astiz, Esq.
        Thomas M. French, Esq.
        Bradley J. Gersich, Esq.
        DLA Piper US LLP
        2000 University Avenue
        East Palo Alto, California 94303
        Telephone: (650) 833-2000
        Facsimile: (650) 833-2001